04033485

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUN 25 2004

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

[X] Commission file number 333-43605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AirNet Systems, Inc.
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AirNet Systems, Inc.
3939 International Gateway
Columbus, Ohio 43219

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the AirNet Systems, Inc. Retirement Savings Plan are being filed herewith:

Description

Index to Financial Statements

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRNET SYSTEMS, INC. RETIREMENT SAVINGS PLAN BY
AIRNET SYSTEMS, INC., PLAN ADMINISTRATOR

Date: June 21, 2004

By: ______________________
Gary W. Qualmann, Chief Financial Officer,
Treasurer and Secretary

AIRNET SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2003

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-43605) pertaining to the AirNet Systems, Inc. Retirement Savings Plan of our report dated May 5, 2004, with respect to the financial statements and supplemental schedule of the AirNet Systems, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the fiscal year ended December 31, 2003.

Ernst & Young LLP

Columbus, Ohio
June 21, 2004

www.airnet.com

AirNet 3939 International Gateway • Columbus, OH 43219

June 21, 2004

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

In connection with the AirNet Systems, Inc. Retirement and Savings Plan annual report on Form 11-K to be filed with the Securities and Exchange Commission on June 24, 2004 and in connection with your audit of the consolidated financial statements of AirNet System's Inc. for the year ended December 31, 2003 that are included in the Form 10-K, the representations made to you in our letters of February 16, 2004 and March 30, 2004 and May 5, 2004 remain current.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

In addition to the foregoing, we also confirm, to the best of our knowledge and belief, the following representations made to you in connection with your post-report review procedures.

General

We have responded fully to all inquiries made to us by you during your review.

We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

Unaudited Financial Information

We recognize that, as members of management of the Company, we are responsible for the fair presentation of its unaudited consolidated financial statements for the period ending April 30, 2004 made available to you. Such financial statements were prepared from the books and records of AirNet Systems, Inc in conformity with accounting principles generally accepted in the United States applied on the same basis as that used for the audited consolidated financial statements of AirNet Systems, Inc. as of and for the year ended December 31,



2003, and reflect all adjustments necessary for a fair presentation of the consolidated financial statements. All material transactions have been properly recorded in the accounting records underlying these financial statements. No consolidated financial statements are available for any period subsequent to April 30, 2004.

Internal Control

There have been no significant changes in internal control or the manner in which transactions are recorded, classified, and summarized in the preparation of interim financial information from the internal control and accounting systems in effect during the preceding fiscal year.

Minutes

We have made available to you the minutes of all meeting held from January 1, 2003 through June 21, 2004 and such minutes or summaries are complete and authentic records or summaries of such meetings.

Contracts

We have made available to you all significant contracts and agreements. We have complied with all aspects of the contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

Accounting Support Fees

We have no past due balances for accounting support fees owed to the Public Company Accounting Oversight Board (PCAOB) to fund the operations of the PCAOB and the Financial Accounting Standards Board.

Financial Statement Representations

There have been no significant changes in the capital accounts, long-term debt (including debt covenants and compliance with them, and other than scheduled maturities and repayments), or net current assets from the audited balance sheet date to the date of this letter.

Subsequent Events

No events or transactions have occurred since the dates of our previous letters or are pending that would have a material effect on the audited financial statements or that are of such significance in relation to the Company's affairs to require mention in a note to the audited financial statements in order to make them not misleading regarding the financial position, results of operations, or cash flows of the Company.

Very truly yours,

Joel E. Biggerstaff, Chief Executive Officer,
Chief Operating Officer, and President

Gary W. Qualmann, Chief Financial
Officer, Treasurer, Secretary, and
Senior Vice President Finance

Denise D. Brown, Controller

Robin Ludwig, Budget and 401k Manager

AirNet 3939 International Gateway • Columbus, OH 43219

May 5, 2004

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

In connection with your audits of the statement of net assets available for benefits and statement of changes in net assets available for benefits and supplemental schedule of AirNet Systems, Inc. Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002 and for the year ended December 31, 2003, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion whether the named financial statements present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan in conformity with accounting principles generally accepted in the United States, and whether the supplemental schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Accordingly, we make the following representations, which are true to the best of our knowledge and belief:

General

We recognize that, as members of management of the Plan, we are responsible for the fair presentation of its financial statements and the accompanying supplemental schedule. We believe the statements of net assets available for benefits and the statement of changes in net assets available for benefits are fairly presented in conformity with accounting principles generally accepted in the



United States and the notes include all disclosures required by laws and regulations to which the Plan is subject. We also believe that the accompanying supplemental schedule is fairly presented in conformity with the Department of Labor's Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA).

There are no unadjusted audit differences identified during the current audit and pertaining to the latest period presented.

We have made available to your representatives all financial records and related data.

We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities and have no knowledge of any matters affecting the Plan Sponsor that could be significant to the Plan.

Minutes and Contracts

We have made available to you all significant contracts and agreements and all minutes of the meetings of Plan committees, or summaries of actions of recent meetings for which minutes have not yet been prepared. We have complied with all aspects of contractual agreements, including employee benefits related contracts that would have a material effect on the financial statements in the event of noncompliance and have not breached our fiduciary responsibilities.

Internal Control

There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

There are no significant deficiencies, including material weaknesses, in the design or operation of internal controls that could adversely affect the Plan's ability to record, process, summarize, and report financial data. There have been no significant changes in internal control since December 31, 2003.

Risks and Uncertainties

There are no risks and uncertainties related to significant estimates and current vulnerabilities due to material concentrations that have not been disclosed in accordance with AICPA Statement of Position 94-6, *Disclosure of Certain Significant Risks and Uncertainties.*

Ownership and Pledging of Assets

The Plan, or its related trust, has satisfactory title to all assets appearing in the statements of net assets available for benefits. No security agreements have been executed under the provisions of the Uniform Commercial Code, and there are no liens or encumbrances on assets, nor has any asset been pledged. All assets to which the Plan or its related trust have satisfactory title appear in the statements of net assets available for benefits. There are no material commitments for the acquisition of financial instruments or other assets.

Related Party Transactions and Parties in Interest

Transactions with related parties, as defined in Statement of Financial Accounting Standards No. 57, and related amounts receivable or payable, have been properly recorded or disclosed in the financial statements.

There have been no transactions with parties in interest, as defined in ERISA Section 3(14), and regulations under that Section, that were not disclosed in the financial statements or supplemental schedule.

Contingent Liabilities

There are no unasserted claims or assessments, including those our lawyers have advised us of, that are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies".

There have been no violations or possible violation of laws or regulations in any jurisdiction whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

There have been no communications from regulatory agencies or government representatives concerning investigations or allegations of noncompliance with laws or regulations in any jurisdiction, or deficiencies in financial reporting practices or other matters, that could have a material effect on the financial statements.

There are no other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5, nor are there any accruals for loss contingencies included in the financial statements that are not in conformity with the provisions of Statement of Financial Accounting Standards No. 5.

We have not consulted a lawyer concerning litigation, claims, or assessments.

Oral or Written Guarantees of the Debt of Others

There are no oral or written guarantees of the debt of others.

Fraud and Conflicts of Interest

We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud. We have no knowledge of any fraud or suspected fraud affecting the Plan involving: management; employees who have significant roles in internal control; or others where the fraud could have a material effect on the financial statements. We have disclosed to you all allegations of financial improprieties, including fraud or suspected fraud, coming to our attention (regardless of the source or form and including, without limitation, allegations by "whistle-blowers") where such allegations could result in a misstatement of the financial statements or otherwise affect the financial reporting of the Plan.

There are no instances where any officer or employee of the Plan Sponsor has an interest in a company with which the Plan does business that would be considered a "conflict of interest." Such an interest would be contrary to Plan and Plan Sponsor policy.

Participant Data

There were no material omissions from the participant data provided to the Plan's recordkeeper for the purpose of determining the allocations to individual accounts used in the preparation of the financial statements.

Other Plan Matters

There have been no significant amendments of the Plan instrument, including amendments to comply with applicable laws other than those disclosed in the financial statements.

We recognize that the audit procedures performed did not encompass all of the procedures necessary to determine the tax qualification status of the Plan, nor the tax consequences of the Plan Sponsor or Plan Participants. However, we confirm to the best of our knowledge and belief that the Plan is qualified and the associated trust is tax exempt under the appropriate sections of the Internal Revenue Code and intend to continue as a qualified Plan and tax exempt Trust.

We have chosen to rely on the current IRS opinion letter issued on behalf of the nonstandarized prototype plan, which we have adopted. We have determined, in accordance with Revenue Procedures 2002-6 and Announcement 2001-77 that we are eligible to rely on the prototype opinion letter and, therefore, have not applied for a determination letter on our adoption of the Plan. We understand that this opinion letter does not cover some of the key requirements of the Internal Revenue Code covering tax qualified plans.

The Plan has complied with the fidelity bonding requirements of ERISA.

There have been no prohibited or reportable transactions that were not disclosed in the supplemental schedule or financial statements.

The Plan has complied with the Department of Labor's regulations concerning the timely remittance of participant contributions and loan repayments to trusts containing assets for the Plan.

There is no present intention to terminate the Plan.

The Plan has filed all reports and made all disclosures required of it under ERISA.

All relevant Plan information has been disclosed to you including all summary plan description changes, benefit communications, and Plan amendments and other changes.

Supplemental Schedule

The required supplemental schedule has been prepared and presented in conformity with ERISA and Department of Labor Rules and Regulations.

No investments are in default or are considered to be uncollectible that are required to be disclosed but that are not disclosed in the supplemental schedule.

Subsequent Events

No events or transactions have occurred since December 31, 2003 or are pending that would have a material effect on the financial statements at that date or for the period then ended, or that are of such significance in relation to the Plan's affairs to require mention in a note to the financial statements in order to make them not misleading regarding the net assets available for benefits or the changes in net assets available for benefits.

Summary

We understand that your audits were conducted in accordance with auditing standards generally accepted in the United States as defined and described by the American Institute of Certified Public Accountants and were, therefore, designed primarily for the purpose of expressing an opinion on the financial statements of the Plan taken as a whole, and that your tests of the accounting records and other auditing procedures were limited to those that you considered necessary for that purpose.

Very truly yours,

Gary W. Qualmann, Chief Financial Officer, Treasurer, Secretary, and Senior Vice President Finance

Denise D. Brown, Controller

Robin Ludwig, Budget and 401(k) Manager

Audited Financial Statements and Supplemental Schedule

AirNet Systems, Inc. Retirement Savings Plan

December 31, 2003 and 2002 and year ended December 31, 2003
with Report of Independent Auditors

AirNet Systems, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

Report of Independent Registered Public Accounting Firm

The Trustees
AirNet Systems, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of AirNet Systems, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 5, 2004

AirNet Systems, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
Assets		
Assets held for investment, at fair value:		
Money market fund	**$ 13,454,044**	$ -
Mutual funds	**-**	10,859,656
AirNet Systems, Inc. common shares	**-**	277,202
Loans to participants	**659,528**	604,043
	14,113,572	11,740,901
Employer contributions receivable	**31,804**	21,777
Participants' contributions receivable	**91,487**	60,918
Total assets	**14,236,863**	11,823,596
Liabilities		
Excess deferrals	**45,978**	62,890
Net assets available for benefits	**$ 14,190,885**	$ 11,760,706

See accompanying notes.

AirNet Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following brief description of the AirNet Systems, Inc. Retirement Savings Plan (the Plan), provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan which is available to all employees of AirNet Systems, Inc. (the Company) who have completed at least one year of service including 1,000 hours (effective January 1, 2004, one month of service) and have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Plan participants who are non-highly compensated may contribute up to 30 percent of their compensation and Plan participants who are highly compensated may contribute up to 15 percent of their compensation, but not more than the limit set by the Internal Revenue Code. The Plan provides for the Company to contribute a discretionary amount. Currently, the Company contributes an amount equal to 50 percent of each participant's contribution up to 6 percent of the participant's compensation. In addition, the Company may provide a discretionary profit sharing contribution, which is determined by the Company. These contributions are allocated to those participants who are both employed at the end of the year and have one year of service for the year.

Investment Options

Participants may designate how Plan contributions are to be invested. Prior to December 31, 2003, plan contributions could be invested in any combination of the following mutual funds held by State Street Bank: Morgan Stanley Dean Witter (Morgan Stanley) Liquid Asset Fund, Morgan Stanley American Opportunities Fund, Morgan Stanley S&P Index Fund, Morgan Stanley U.S. Government Securities Trust, AIM Equity Charter Fund, AIM Balanced Fund, Franklin Small Cap Growth Fund, Oppenheimer International Growth Fund, Oppenheimer Total Return Fund, and Van Kampen Emerging Growth Fund. Additionally, participants could invest in common shares of AirNet Systems, Inc. through the Employer Stock Fund that was held by State Street Bank. In December 2003, the Air Net Systems Employer Stock Fund investment option was eliminated. Investments held in the Employer Stock Fund were liquidated and transferred to other investment funds selected by

1. Description of the Plan (continued)

Loans to Participants

The Plan allows participants to borrow funds from the Plan. Repayment terms range up to five years (or up to thirty years for the purchase of a primary residence). The loans are secured by the balance in the participant's account and bear interest at a rate 1% above prime on the 14th day of each month. Principal and interest is paid ratably through monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed in the preparation of the Plan's financial statements:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

4. Transactions with Parties–In–Interest

The Plan did not own any AirNet Systems, Inc. common shares at December 31, 2003 and owned 56,342 AirNet Systems, Inc. common shares at December 31, 2002. The Plan purchased 73,905 shares in 2003 for $375,127. In December 2003, the Plan eliminated the option to purchase shares of the Company's common stock and sold 130,247 shares in 2003 for $652,329. There were no cash dividends received from the Company during the year ended December 31, 2003.

5. Income Tax Status

The underlying non–standardized prototype plan has received an opinion letter from the Internal Revenue Service dated May 3, 2002, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002–6 and Announcement 2001–77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Transfer to New Plan

During 2003, AirNet Systems, Inc sold the assets of its Mercury Business Services unit, which resulted in the transfer of $489,260 to a new plan administrated and operated by Mercury Business Services, Inc.

Supplemental Schedule

AirNet Systems, Inc. Retirement Savings Plan
EIN-31-1458309 Plan-001
Schedule H, Line 4i
Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2003

Identity of Issue	Description of Investment	Cost of Asset	Current Value
Fidelity Retirement Money Market Portfolio		$ 13,454,044	$ 13,454,044
Loans to participants with interest rates of 5.25% to 10.5%, with various due dates		659,528	659,528
Total assets held for investment		$ 14,113,572	$ 14,113,572